UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

TEXAS PACIFIC LAND TRUST

(Name of Issuer)

Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each

(Title of Class of Securities)

882610108

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882610108	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 161,156
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 161,156
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 2,146,475 Sub-share Certificates in Certificates of Proprietary Interest, par value $0.16 2/3 each, outstanding as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2006.

CUSIP No. 882610108	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 161,156
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 161,156
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 161,156
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 161,156
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 882610108	13D/A	Page 5 of 11 pages

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D as filed on October 24, 2005 and amended on January 20, 2006, February 2, 2006, June 13, 2006, August 17, 2006 and October 9, 2006 (the “Schedule 13D”), with respect to the sub-share certificates in certificates of proprietary interest, par value $0.16 2/3 each (the “Shares”), of Texas Pacific Land Trust (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $19,572,230.71. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities and Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on January 6, 2005 to report the acquisition of the Shares. On October 24, 2005, the Reporting Persons sent a letter to the General Agent of the Issuer (the “October 24th Letter”). A copy of the October 24th Letter is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On August 17, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “August 17th Letter”). A copy of the August 17th Letter is attached hereto as Exhibit D and is incorporated herein by reference. In addition, on August 17, 2006, the Reporting Persons issued a press release related to the August 17th Letter, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference. On October 31, 2006, the Reporting Persons sent a letter to the General Agent of the Issuer (the “October 31st Letter”). A copy of the October 31st Letter is attached hereto as Exhibit F and is incorporated herein by reference. In addition, on October 31, 2006, the Reporting Persons issued a press release related to the October 31st Letter, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 85,770; 56,058; 4,332 and 14,996 Shares, respectively, representing approximately 4.0%, 2.6%, 0.2% and 0.7% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 161,156 Shares, constituting 7.5% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 161,156 Shares, constituting 7.5% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 161,156 Shares, constituting 7.5% of the 2,146,475 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 882610108	13D/A	Page 6 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*
Exhibit C	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit D	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit E	Press Release, dated August 17, 2006**
Exhibit F	Letter to the General Agent of Texas Pacific Land Trust, dated October 31, 2006
Exhibit G	Press Release, dated October 31, 2006

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

CUSIP No. 882610108	13D/A	Page 7 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV
Signature

/s/ David R. Jarvis
Signature

CUSIP No. 882610108	13D/A	Page 8 of 11 pages

EXHIBIT INDEX

Exhibit A	Schedule of Transactions in Shares of the Issuer
Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act of 1934, as amended*
Exhibit C	Letter to the General Agent of Texas Pacific Land Trust, dated October 24, 2005*
Exhibit D	Letter to the General Agent of Texas Pacific Land Trust, dated August 17, 2006**
Exhibit E	Press Release, dated August 17, 2006**
Exhibit F	Letter to the General Agent of Texas Pacific Land Trust, dated October 31, 2006
Exhibit G	Press Release, dated October 31, 2006

* Previously filed with the Schedule 13D on October 24, 2005.

** Previously filed with the Schedule 13D/A on August 17, 2006.

CUSIP No. 882610108	13D/A	Page 9 of 11 pages

Exhibit A

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/05/2006	700.00	168.45
09/06/2006	500.00	166.01
09/08/2006	366.00	161.21
09/14/2006	500.00	159.01
09/22/2006	600.00	153.06
09/27/2006	100.00	157.26
09/29/2006	1,736.00	162.00
10/03/2006	3,367.00	156.69
10/03/2006	900.00	156.84
10/09/2006	200.00	154.51
10/10/2006	300.00	156.68
10/11/2006	672.00	156.11
10/12/2006	1,212.00	156.31
10/12/2006	1,212.00	156.31
10/16/2006	3,951.00	155.96
10/16/2006	237.00	155.17
10/19/2006	1,000.00	154.01
10/23/2006	300.00	152.89
10/25/2006	310.00	155.11
10/27/2006	1,058.00	157.22
10/30/2006	100.00	163.41

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/25/2006	300.00	156.01
10/16/2006	4,793.00	155.96
10/16/2006	288.00	155.17
10/27/2006	877.00	157.22
10/30/2006	100.00	163.41

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/01/2006	(100.00)	169.98
09/05/2006	(100.00)	170.97
09/12/2006	(1,300.00)	155.49
10/03/2006	(2,284.00)	156.09

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/05/2006	(900.00)	168.94
09/05/2006	(200.00)	170.98
10/03/2006	(1,772.00)	156.09

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
09/01/2006	1,400.00	170.57
09/05/2006	100.00	168.45
09/08/2006	134.00	161.21
09/22/2006	200.00	153.06
09/29/2006	464.00	162.00
10/02/2006	1,200.00	159.59
10/03/2006	800.00	156.69
10/03/2006	200.00	156.84
10/11/2006	174.00	156.11
10/12/2006	211.00	156.31
10/12/2006	211.00	156.31
10/16/2006	684.00	155.96
10/16/2006	41.00	155.17
10/23/2006	100.00	152.89
10/25/2006	190.00	155.11
10/27/2006	198.00	157.22

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/03/2006	600.00	156.69
10/03/2006	100.00	156.84
10/09/2006	100.00	154.51
10/11/2006	154.00	156.11
10/12/2006	177.00	156.31
10/12/2006	177.00	156.31
10/16/2006	572.00	155.96
10/16/2006	34.00	155.17
10/18/2006	300.00	152.99
10/27/2006	(300.00)	163.00

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 882610108	13D/A	Page 10 of 11 pages

Exhibit F

MERCURY REAL ESTATE ADVISORS LLC

3 River Road

Greenwich, Connecticut 06807

October 31, 2006

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

In response to your letter dated August 18, 2006, we are well aware of the various Securities and Exchange Commission rules and restrictions that Texas Pacific Land Trust (“TPL” or the “Company”) faces regarding share repurchases, as well as the thin trading volume of the Company’s shares, which makes open-market repurchases by the Company of its own shares challenging at times. However, your management team can and should do more by implementing a “Dutch Auction” tender offer in which the Company could buy back a significantly greater number of shares in a much more efficient manner as compared to daily bidding in the open market. If you feel that you need contacts within an investment bank for assistance in executing a “Dutch Auction” tender offer, we would be pleased to make the appropriate introductions.

Texas Pacific Land Trust must recognize that to maximize value for its certificate holders, cash and cash equivalents of over $12.5 million as of June 30, 2006 must not be left idle on the balance sheet and needs to be used to repurchase shares or, alternatively, immediately returned to shareholders. As the Trust generates steady, recurring income primarily through the sale of its land holdings, oil and gas royalties, grazing leases and interest on notes receivable, there are virtually no capital expenditure requirements, and as such, no reason to hold the cash on the balance sheet.

As we have previously expressed, Texas Pacific Land Trust’s shares remain dramatically undervalued relative to their liquidation value. Management must seize this opportunity and aggressively buy back shares through a “Dutch Auction” tender offer, or, alternatively, return all excess cash to its certificate holders. Leaving substantial amounts of cash on the balance sheet is totally unacceptable. We demand an immediate meeting with the Board of Trustees to further discuss the appropriate strategy for realizing the untapped value of the Company.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 882610108	13D/A	Page 11 of 11 pages

Exhibit G

FOR IMMEDIATE RELEASE

MERCURY DEMANDS DUTCH AUCTION TENDER OFFER FOR UNDERVALUED SHARES

GREENWICH, CT, October 31, 2006 –– Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Roy Thomas, Texas Pacific Land Trust’s (NYSE: TPL) General Agent.

MERCURY REAL ESTATE ADVISORS LLC

3 River Road

Greenwich, Connecticut 06807

October 31, 2006

Texas Pacific Land Trust

Attn: Roy Thomas, General Agent

1700 Pacific Avenue

Suite 1670

Dallas, TX 75201

Dear Mr. Thomas:

In response to your letter dated August 18, 2006, we are well aware of the various Securities and Exchange Commission rules and restrictions that Texas Pacific Land Trust (“TPL” or the “Company”) faces regarding share repurchases, as well as the thin trading volume of the Company’s shares, which makes open-market repurchases by the Company of its own shares challenging at times. However, your management team can and should do more by implementing a “Dutch Auction” tender offer in which the Company could buy back a significantly greater number of shares in a much more efficient manner as compared to daily bidding in the open market. If you feel that you need contacts within an investment bank for assistance in executing a “Dutch Auction” tender offer, we would be pleased to make the appropriate introductions.

Texas Pacific Land Trust must recognize that to maximize value for its certificate holders, cash and cash equivalents of over $12.5 million as of June 30, 2006 must not be left idle on the balance sheet and needs to be used to repurchase shares or, alternatively, immediately returned to shareholders. As the Trust generates steady, recurring income primarily through the sale of its land holdings, oil and gas royalties, grazing leases and interest on notes receivable, there are virtually no capital expenditure requirements, and as such, no reason to hold the cash on the balance sheet.

As we have previously expressed, Texas Pacific Land Trust’s shares remain dramatically undervalued relative to their liquidation value. Management must seize this opportunity and aggressively buy back shares through a “Dutch Auction” tender offer, or, alternatively, return all excess cash to its certificate holders. Leaving substantial amounts of cash on the balance sheet is totally unacceptable. We demand an immediate meeting with the Board of Trustees to further discuss the appropriate strategy for realizing the untapped value of the Company.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President